SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                               (Amendment No. 1)

                   Wilder Richman Historic Properties II, L.P.
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                                (Name of Issuer)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                          199 S. Los Robles Ave., Suite 200
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                July 7, 2005
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No.  None

     1.   Names  of  Reporting  Persons.
          I.R.S.  Identification  Nos. of above persons (entities only).

          EVEREST INVESTORS 14, LLC

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b) [x]

     3.   SEC Use Only

     4.   Source of Funds (See Instructions) WC; OO

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     6.   Citizenship or Place of Organization California


Number of Shares     7. Sole Voting Power               97
Bene-ficially by
Owned by Each        8. Shared Voting Power              0
Reporting Person
With
                     9. Sole Dispositive Power          97

                    10. Shared Dispositive Power         0


     11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 97

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     13.  Percent of Class Represented by Amount in Row (11): 12.1%

     14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No.  None

     1.   Names  of  Reporting  Persons.
          I.R.S.  Identification  Nos.  of abovepersons (entities only).

          MILLENIUM MANAGEMENT, LLC

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b) [x]

     3.   SEC Use Only

     4.   Source of Funds (See Instructions) WC

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     6.   Citizenship or Place of Organization California



Number of Shares     7. Sole Voting Power               80
Bene-ficially by
Owned by Each        8. Shared Voting Power              0
Reporting Person
With
                     9. Sole Dispositive Power          80

                    10. Shared Dispositive Power         0


     11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 80

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     13.  Percent of Class Represented by Amount in Row (11): 10%

     14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No.  None

     1.   Names  of  Reporting  Persons.
          I.R.S.  Identification  Nos.  of above persons (entities only).

          EVEREST MANAGEMENT, LLC

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b) [x]

     3.   SEC Use Only

     4.   Source of Funds (See Instructions) WC

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     6.   Citizenship or Place of Organization California


Number of Shares     7. Sole Voting Power               31
Bene-ficially by
Owned by Each        8. Shared Voting Power              0
Reporting Person
With
                     9. Sole Dispositive Power          31

                    10. Shared Dispositive Power         0


     11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 31

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     13.  Percent of Class Represented by Amount in Row (11): 3.9%

     14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)

     This Amendment No. 1 amends the Schedule 13D filed with the Commision on January 29, 2004 (the "Schedule 13D"). Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D. The following items are amended as follows:

Item 2. Identity and Background

     (b) The address of the principal offices of each filing person, Everest, Mr. Kohorst and Mr. Lesser is 199 South Los Robles Avenue, Suite 200, Pasadena, California 91101. The address of the principal offices of Blackacre Capital Management Corp., Blackacre Capital Group, L.P., Blackacre and Mr. Feinberg is 299 Park Avenue, 22nd Floor, New York, New York 10171.

Item 4. Purpose of Transaction

     Millenium acquired additional Units via an unregistered offer to acquire less than 2% of the oustanding Units (the "Offer"). The purpose of the Offer was to increase its equity interest in the Partnership for investment purposes. Following the completion of the Offer, the filing persons and persons related to or affiliated with them may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers or by any other means deemed advisable. Any such acquisition may be at a price higher or lower than the price to be paid for the Units purchased pursuant to the Offer, and may be for cash or other consideration. However, the filing persons currently have no plan to make additional tender offers for the Units. The filing persons also may consider selling some or all of their Units at any time after completion of the Offer, either directly or by a sale of one or more interests in the person itself, depending upon liquidity, strategic, tax and other considerations.

     Other than as set forth above and as previously described in the Schedule 13D: the filing persons do not currently intend to change current management, indebtedness, capitalization, dividend policy, corporate structure or business operations of the Partnership; the filing persons do not currently have plans for any extraordinary transaction such as a merger, reorganization, liquidation or sale or transfer of assets involving the Partnership; the filing persons do not currently intend to make changes to the Partnership's limited partnership agreement or take other actions to impede changes of control or to terminate the Partnership's registration. However, these plans could change at any time in the future. If any transaction is effected by the Partnership and financial benefits accrue to the Unit Holders, the filing persons will participate in those benefits to the extent of their ownership of the Units.

Item 5. Interest in Securities of the Issuer

     (a), (b) The information from Items 1, 7-11, and 13, inclusive, on the cover pages of this Amendment No. 1 is incorporated herein by reference. The information from Item 2(a) of the Schedule 13D is incorporated herein by reference. Units are currently held of record by EI-14 (97 units), EM (31 Units), and Millenium (80 Units).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Reference  is  hereby  made to the  information  set forth in Item 4 of the
Schedule 13D and Item 4 of this Amendment No. 1, which are incorporated herein by reference.

Item 7. Exhibits

     99.1 Joint Filing Agreement (previously filed)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2005

                                     EVEREST INVESTORS 14, LLC
                                     By: EVEREST PROPERTIES II, LLC,
                                         Manager

                                         By:  /S/ DAVID I. LESSER
                                              ------------------------
                                              David I. Lesser
                                              Executive Vice President


                                     MILLENIUM MANAGEMENT, LLC
                                     By: EVEREST PROPERTIES II, LLC,
                                         Manager

                                         By:  /S/ DAVID I. LESSER
                                              ------------------------
                                              David I. Lesser
                                              Executive Vice President


                                     EVEREST MANAGEMENT, LLC
                                     By: EVEREST PROPERTIES II, LLC,
                                         Manager

                                         By:  /S/ DAVID I. LESSER
                                              ------------------------
                                              David I. Lesser
                                              Executive Vice President